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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                               (Amendment No. 5)
                               (Final Amendment)

          Rule 13e-3 Transaction Statement (Under Section 13(e) of the
                        Securities Exchange Act of 1934)


                    KING POWER INTERNATIONAL GROUP CO., LTD.
                                (Name of Issuer)

                    KING POWER INTERNATIONAL GROUP CO., LTD.

                          KP (THAILAND) COMPANY LIMITED

                               VICHAI RAKSRIAKSORN

                              VIRATANA SUNTARANOND

                               AIMON RAKSRIAKSORN

                               NIPHON RAKSRIAKSORN
                      (Name of Person(s) Filing Statement)

                    Common Stock, $0.001 Par Value per Share
                         (Title of Class of Securities)

                                    495611105
                      (CUSIP Number of Class of Securities)

                               Vichai Raksriaksorn
                    King Power International Group Co., Ltd.
                             27th Floor, Siam Tower
                            989 Rama I Road, Patumwan
                             Bangkok 10330 Thailand
                                 (662) 658-0020

                                 With a copy to:

        Scott D. Clemens, Esq./Ashok K. Lalwani, Esq./Jih-Shian Yeo, Esq.
                                Baker & McKenzie
                              c/o 1 Temasek Avenue
                              #27-01 Millenia Tower
                                Singapore 039192
                                 (65) 6434-2626

      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.
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d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                            CALCULATION OF FILING FEE

        Transaction Valuation*                      Amount of Filing Fee
        ----------------------                      ---------------------
              $9,227,540                                  $1,845.50

*Assumes purchase of 2,302,000 common shares of King Power International Group Co., Ltd. at $3.27 per share, plus a portion of a settlement fund of $1,700,000, before deduction of certain expenses and the representative plaintiffs' attorney fees.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,845.50

Form or Registration Number: Preliminary Schedule 14A and Amendment No. 1 to
                             preliminary Schedule 14A on Schedule 14C

Filing Party: King Power International Group Co., Ltd.

Date Filed: November 1, 2001 and June 18, 2003


     This Amendment No. 5 to Rule 13e-3 Transaction Statement (this "Statement") and the underlying Rule 13e-3 transaction relates to an Agreement and Plan of Merger, dated as of October 29, 2001, as amended and restated on May 16, 2003 (the "Plan of Merger") by and between King Power International Group Co., Ltd., a Nevada corporation ("King Power" or the "Company"), and KP (Thailand) Company Limited, a Nevada corporation ("Newco").

     On October 29, 2003, after the close of trading on the American Stock Exchange, the articles of merger was duly filed with the office of the Nevada Secretary of State, and the merger of King Power with and into Newco (the "Merger") became effective at 4pm Pacific Standard Time (the "Effective Time"), with Newco as the surviving corporation.

     As a result of the Merger, each common share of King Power (the "Common Shares"), other than the Common Shares held by the majority shareholders listed in the Plan of Merger (the "Majority Shareholders"), was cancelled and converted into the right to receive U.S.$3.27 in cash, without interest. Common Shares held by the Majority Shareholders were cancelled, and the sole shareholders of Newco immediately following the Merger were the Majority Shareholders.

     In addition, in connection with the settlement (the "Settlement") of the consolidated stockholder lawsuits against KPG and its directors, King Power expects that approximately U.S.$0.50 per common share, excluding any income earned by the settlement fund, taxes on such income and tax-related expenses, would be available for distribution to the settlement class members.

     After the Effective Time, no equity securities of King Power remained outstanding, and the Common Shares were suspended from trading on the American Stock Exchange after the close of trading on October 29, 2003. On October 30, 2003, the Company filed a Form 15 with the Securities and Exchange Commission suspending its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


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     This Statement is being jointly filed by (i) King Power (the issuer of the class of equity securities that is the subject of the transaction); (ii) Newco;
(iii) Vichai Raksriaksorn; (iv) Viratana Suntaranond; (v) Aimon Raksriaksorn and
(vi) Niphon Raksriaksorn.


ITEM 2.        SUBJECT COMPANY INFORMATION

(b) Securities. After the Effective Time, no equity securities of the Company to which this Statement relates were outstanding.

(c) Trading Market and Price. After the Effective Time, the Common Shares were suspended from trading on the American Stock Exchange after the close of trading on October 29, 2003 and will be delisted.


ITEM 11        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. After the Effective Time, no equity securities of King Power remained outstanding, and the sole shareholders of Newco immediately following the Merger were the Majority Shareholders.


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     This Statement includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates", "believes", "estimates", "expects", "should", "could", "targets" and "may" or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

     Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation for the forward-looking statements.

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                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated as of the 30th day of October 2003.



KING POWER INTERNATIONAL GROUP CO., LTD.



By: /s/ Vichai Raksriaksorn
    --------------------------------------------
Name:  Vichai Raksriaksorn
Title: Group Chairman, CEO and Director



KP (THAILAND) COMPANY LIMITED



By: /s/ Viratana Suntaranond
    --------------------------------------------
Name:  Viratana Suntaranond
Title: President



    /s/ Vichai Raksriaksorn
    --------------------------------------------
    VICHAI RAKSRIAKSORN



    /s/ Viratana Suntaranond
    --------------------------------------------
    VIRATANA SUNTARANOND



    /s/ Aimon Raksriaksorn
    --------------------------------------------
    AIMON RAKSRIAKSORN



    /s/ Niphon Raksriaksorn
    --------------------------------------------
    NIPHON RAKSRIAKSORN

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